Filed by Vacasa, Inc. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: TPG Pace Solutions Corp.

Commission File No.: 001-40319

Forward-Looking Statements Certain statements made in this presentation are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements reflect the current analysis of existing information and are subject to various risks and uncertainties. As a result, caution must be exercised in relying on forward-looking statements. Due to known and unknown risks, actual results may differ materially from the expectations or projections of TPG Pace Solutions Corp. or Vacasa Holdings LLC (“Vacasa” or the “Company”). The following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements: (i) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreement for the proposed business combination between TPG Pace Solutions Corp. and Vacasa (the “Business Combination Agreement”); (ii) the ability of the combined company to meet listing standards following the transaction and in connection with the consummation thereof; (iii) the inability to complete the transactions contemplated by the Business Combination Agreement due to the failure to obtain approval of the shareholders of TPG Pace Solutions Corp. or other reasons; (iv) the failure to meet the minimum cash requirements of the Business Combination Agreement due to TPG Pace Solutions Corp. shareholder redemptions and one or more defaults by the investors in the private placement that is being undertaken in connection with the business combination, and failing to obtain replacement financing; (v) costs related to the proposed transaction; (vi) changes in applicable laws or regulations; (vii) the ability of the combined company to meet its financial and strategic goals, due to, among other things, competition, the ability of the combined company to pursue a growth strategy and manage growth profitability; (viii) the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors; (ix) the continuing or new effects of the COVID-19 pandemic on TPG Pace Solutions Corp. and Vacasa and their ability to consummate the transaction; and (x) other risks and uncertainties described herein, as well as those risks and uncertainties discussed from time to time in other reports and other public filings with the SEC by TPG Pace Solutions Corp. and Vacasa, Inc. (“NewCo”). Additional information concerning these and other factors that may impact TPG Pace Solutions Corp.’s and Vacasa’s expectations and projections can be found in TPG Pace Solutions Corp.’s periodic filings with the SEC, in the preliminary proxy statement/prospectus included in the registration statement on Form S-4 filed with the SEC by NewCo (as discussed below), and in the definitive proxy statement/prospectus when available. TPG Pace Solutions Corp.’s and NewCo’s SEC filings are available publicly on the SEC's website at www.sec.gov. The foregoing list of factors is not exclusive. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Neither TPG Pace Solutions Corp. nor Vacasa undertakes or accepts any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based, subject to applicable law. Statement Regarding Non-GAAP Financial Measures This presentation includes Adjusted EBITDA, Adjusted Gross Profit and free cash flow, which are supplemental measures that are not required by, or presented in accordance with, accounting principles generally accepted in the United States (“GAAP”). As Non-GAAP financial measures, Adjusted EBITDA, Adjusted Gross Profit and free cash flow exclude items that are significant in understanding and assessing the Company’s financial results and position. Therefore, these measures should not be considered in isolation or as an alternative to net income or other GAAP performance measures (in the case of Adjusted EBITDA) or cash flows from operations or other GAAP liquidity measures (in the case of free cash flow). You should beware that the Company’s presentation of these measures may not be comparable to similarly-titled measures used by other companies. Furthermore, a reconciliation of these non-GAAP financial measures to the corresponding GAAP measures on a forward-looking basis is not available because the various reconciling items are difficult to predict and subject to constant change. Use of Projections This presentation contains forecasts, projections, estimates and targets for the Company with respect to certain financial and operating information for the Company’s fiscal years 2021 through 2023. Neither TPG Pace Solutions Corp.’s nor the Company’s independent auditors have audited, studied, reviewed, compiled or performed any procedures with respect to this information for the purpose of its inclusion in this presentation, and accordingly, they did not express an opinion or provide any other form of assurance with respect thereto for the purpose of this presentation. These forecasts, projections, estimates and targets are forward-looking statements and should not be relied upon as being indicative of future results. The assumptions and estimates underlying this prospective financial and operating information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in such information. In addition, the method of application of GAAP to our results of operations could have a significant impact on the timing and amounts of revenue and expenses recognized in any future fiscal period, depending on, among other things, the terms of any specific agreement. Accordingly, there can be no assurance that any prospective results are indicative of the future performance of the Company or that actual results will not differ materially from those presented in the prospective financial and operating information. Trademarks TPG Pace Solutions Corp. and the Company own or have rights to various trademarks, service marks and trade names that they use in connection with the operation of their respective businesses. This presentation may also contain trademarks, service marks, trade names and copyrights of third parties, which are the property of their respective owners. The use or display of third parties’ trademarks, service marks, trade names or products in this presentation is not intended to, and does not imply, a relationship with TPG Pace Solutions Corp. or the Company, or an endorsement or sponsorship by or of TPG Pace Solutions Corp. or the Company. Solely for convenience, the trademarks, service marks, trade names and copyrights referred to in this presentation may appear without the TM, SM, ® or © symbols, but such references are not intended to indicate, in any way, that TPG Pace Solutions Corp. or the Company will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor to these trademarks, service marks, trade names and copyrights. ADDITIONAL INFORMATION ABOUT THE BUSINESS COMBINATION AND WHERE TO FIND IT This presentation is being made in connection with a proposed business combination involving Vacasa and TPG Pace Solutions Corp. In connection with the proposed transaction, NewCo has filed with the SEC a registration statement on Form S-4 that includes a preliminary proxy statement for the shareholders of TPG Pace Solutions Corp., which also constitutes a preliminary prospectus of NewCo. TPG Pace Solutions Corp. urges investors, shareholders and other interested persons to read the preliminary proxy statement/prospectus as well as other documents filed with the SEC (including, when available, the definitive proxy statement/prospectus) because these documents will contain important information about TPG Pace Solutions Corp., Vacasa, NewCo and the business combination. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to shareholders of TPG Pace Solutions Corp. as of a record date to be established for voting on the proposed business combination. Shareholders will also be able to obtain a copy of the proxy statement/prospectus, without charge, by directing a request to: TPG Pace Solutions Corp., 301 Commerce St., Suite 3300, Fort Worth, TX 76102. The preliminary proxy statement/prospectus and, once available, the definitive proxy statement/prospectus, can also be obtained, without charge, at the SEC’s website (www.sec.gov). PARTICIPANTS IN THE SOLICITATION TPG Pace Solutions Corp., NewCo, Vacasa and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of TPG Pace Solutions Corp. in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of certain of TPG Pace Solutions Corp.’s executive officers and directors in the solicitation by reading TPG Pace Solutions Corp.’s initial public offering prospectus, which was filed with the SEC on April 9, 2021, and the proxy statement/prospectus and other relevant materials filed with the SEC in connection with the business combination when they become available. Other information concerning the interests of participants in the solicitation, which may, in some cases, be different than those of their shareholders generally, is set forth in the proxy statement/ prospectus relating to the business combination. Shareholders, potential investors and other interested persons should read the preliminary proxy statement/prospectus and, once available, the definitive proxy statement/prospectus, carefully before making any voting or investment decisions. Copies of these documents may be obtained for free from the sources indicated above. NO OFFER OR SOLICITATION This presentation does not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination. This presentation also does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of Securities Act of 1933, as amended, or an exemption therefrom. NO ASSURANCES There can be no assurance that the transactions described herein will be completed, nor can there be any assurance, if such transactions are completed, that the potential benefits of combining the companies will be realized. The description of the transactions contained herein is only a summary and is qualified in its entirety by reference to the definitive agreements relating to the transactions, copies of which have been filed as exhibits to the Current Report on Form 8-K filed by TPG Pace Solutions Corp. with the SEC on August 3, 2021. Disclaimer. confidential and proprietary | 2

Agenda

8:30am - 8:50am	Introduction	Matt Roberts, CEO Karl Peterson, TPG Pace Group
8:50am - 9:10am	Industry and Customer Overview	Allison Lowrie, CMO
9:10am - 9:20am	Question and Answer	
9:20am - 9:50am	Product Overview	Mike Xenakis, CPO
9:50am - 10:00am	Technology Overview	Jeff Flitton, CTO
10:00am - 10:10am	Question and Answer	
10:10am - 10:20am	Break	
10:20am - 10:45am	Marketing Overview	Allison Lowrie, CMO
10:45am - 11:05am	Supply Acquisition	Craig Smith, COO
11:05am - 11:20am	Operations Overview	Craig Smith, COO
11:20am - 11:30am	Question and Answer	
11:30am - 11:55am	Financial Overview	Jamie Cohen, CFO
11:55am - 12:00pm	Transaction Review	Karl Peterson, TPG Pace Group
12:00pm - 12:30pm	Question and Answer

Karl Peterson, TPG Pace Group TPG Pace Introduction

TPG's investment thesis for Vacasa. Large, Fragmented and Growing TAM Strong Secular Tailwinds One-of-a-Kind and Highly Strategic Asset Growing Competitive Moat Attractive Unit Economics Business is at an Inflection Point Leading Management Team with Aligned Shareholders confidential and proprietary | 5

Illustrative sources and uses and pro forma valuation.

Sources and uses

Sources	$M	%
Existing Vacasa shareholders equity rollover[1]	$3,963	88%
SPAC cash in trust[2]	285	6%
PIPE & Forward Purchase Agreement[3]	200	4%
Sponsor shares[4]	44	1%
Total sources	$4,492	100%

Uses	$M	%
Existing Vacasa shareholders equity rollover[1]	$3,963	88%
Cash to balance sheet	429	9%
Sponsor shares[4]	44	1%
Estimated fees and expenses	56	1%
Total uses	$4,492	100%

Post transaction ownership (illustrative)



PIPE & FPA Investors 4%
Sponsor 1%
SPAC IPO 6%
Existing Vacasa Shareholders 88%

Post transaction valuation (illustrative)

Illustrative share price	$10.00
Pro forma fully diluted shares outstanding[1]	450
Equity value	$4,502
Net cash[5]	($761)
Enterprise value	$3,740
EV / 22E revenue ($1,002)	3.7x
EV / 23E revenue ($1,300)	2.9x

Note: Percentages may not add to 100% due to rounding
1 Includes the conversion of the Series D Convertible Note. Includes 10.3M shares underlying vested options, SARs and warrants
2 Assumes no redemptions by SPAC shareholders
3 Assumes PIPE/3rd Party FPA issued at $9.50/share
4 Includes 770,000 private placement shares acquired by TPG Pace Solutions Sponsor to cover initial underwriting fees and offering expenses. Sponsor Shares reduced by 0.9M shares to compensate for illiquidity discount provided to PIPE/FPA investors
5 Calculated as $332M of unrestricted cash as of 6/30/2021 plus $485M from SPAC transaction minus $56M in estimated fees

confidential and proprietary | 6

Business Overview Matt Roberts, Chief Executive Officer

Vacasa by the numbers. Vacasa’s first home - a 480 square-foot cabin Seaview, Washington $1.6B 2021E Gross bookings 31% 2021-23E Revenue CAGR 5M 2021E Nights sold 4.3x 2021E LTV / CAC $757M 2021E Revenue 400+ Destinations across North America, Belize & Costa Rica1 Note: Please see Glossary slide in the Appendix for additional information regarding how we define certain metrics included in this presentation 1 Metric as of March 31, 2021 confidential and proprietary | 8

We're reimagining the vacation rental experience through an end-to-end technology platform. About us Homeowners Optimize care and revenue Guests Exceptional service and experience Distribution Partners Largest provider of professionally managed supply confidential and proprietary | 9

Real Estate Mobility Food Delivery Home Services Accommodations Large market with adjacencies Scaled reach, local market-level focus Consistent consumer experience Cultivate and optimize valuable supply Brand leadership Tech-enabled platforms have followed a similar playbook to reinvent industries and unlock local markets. confidential and proprietary | 10

Our platform transforms the vacation rental experience. End-to-end technology-enabled rental process for homeowners and guests Traditional vacation rentals Time consuming rental process dependent on multiple vendors Suboptimal earnings for homeowners Vulnerable to property damage Inconsistent guest experiences Limited market opportunity Boosts guest demand Inspires homeowner confidence to rent Increases supply of vacation homes Expands market share Maximized earnings with yield management & optimization Safe with guest screening and party detection technology Seamless and predictable guest experience with highest standards of service Unlocked market opportunity Vacasa Platform Experience confidential and proprietary | 11

We have assembled what it takes to win in this category.

Technology enablement
Centralized tech stack and purpose-built applications that guide all aspects of the business

12M+
AI decisions per day

Supply exclusivity
Trusted partner with exclusive access to the home and control of the calendar

~30,000
units

Local operations network
Differentiated service delivery in key vacation rental markets

100+
markets

Scalable growth engine
Deep reach and unique engagement model to grow and optimize vacation rental supply

~20%
of homeowners are new to renting out their properties[1]

Trusted experience
Differentiated outcomes for homeowners and guests that builds retention and repeat

5M
nights sold per year[2]

Homeowner dashboard | **Local ops app** | **Guest app** | **Smart home enablement**

1 Based on individual homes added since 2019
2 Reflects 2021E

confidential and proprietary | 12

Lisa Jurinka Chief Legal Officer Mike Dodson Chief Revenue Officer Allison Lowrie Chief Marketing Officer Jeff Flitton Chief Technology Officer Matt Roberts Chief Executive Officer Jamie Cohen Chief Financial Officer Bob Milne SVP of Operations Mike Xenakis Chief Product Officer Industry veterans with experience scaling technology, marketplace and local operations at public companies John Banczak SVP of Innovation We have the right team to go after the opportunity. Craig Smith Chief Operating Officer confidential and proprietary | 13

Industry and Customer Overview Allison Lowrie, Chief Marketing Officer

Vacation rentals are becoming mainstream. $200B+ expected global spend on vacation rentals in 20221 15%+ of global lodging market2 Remote work Extended vacation Holiday travel Corporate gathering Family gathering Special event Adventure travel Long-term stay Luxury travel Weekend getaway Every year, millions of people use Vacasa homes in a variety of ways 1 Technavio Global Vacation Rental Market 2020-2024 2 Skift - Airbnb and the Short Term Rental Market 2020 3 Travel Accommodation Market: Global Opportunity Analysis and Industry Forecast, 2019-2021E - Allied Market Research. Empowered by EMIS www.emis.com; Growth versus traditional accommodations reflects 2018-2022E growth of hotels growth of traditional accommodations3 2x confidential and proprietary | 15

Source: Savills World Research, 2nd Homes Spotlight 2018; Phocuswright More homeowners are entering the market Guests are shifting their preferences Our opportunity has continued to grow rapidly. % of homeowners who purchase second homes with intent to rent at time of purchase % of guests staying in vacation rentals in the past 12 months 2010 2010 ~10% 30%+ 2019 2019 ~35% 60% ~2x ~3x confidential and proprietary | 16

The past 18 months have accelerated secular trends. Source: National Association of Realtors, Federal Housing Finance Agency, Skift study commissioned by Vacasa (March 2021), VRM Intel, Vacasa 2021 Vacation Rental Buyer Report Increase in second home renters drives our supply opportunity We believe that our high quality, consistent inventory has elevated appeal to guests seeking vacation rental experiences 86% of travelers plan to continue booking vacation rentals post-pandemic 19% of travelers stayed in a vacation rental for the first time during the pandemic 52% of travelers prefer to stay in a vacation rental over hotels post-pandemic 16% increase in second home sales in 2020 46% of second home buyers looking to generate income today 11% increase in housing prices in 2020 confidential and proprietary | 17

We are still in the early days of unlocking a huge TAM.


Global vacation homes
U.S. vacation homes
U.S. vacation homes on Airbnb & Vrbo

~20M Global vacation homes[1]

5M+ U.S. vacation homes[2]

1M+ U.S. vacation homes on Airbnb and Vrbo[3]

+32% CAGR 2018-2021[3]

Vacasa today <1% penetration of U.S. vacation homes

+56% CAGR 2018-2021[4]

1 Technavio; Estimated based on U.S. unit count and proportion of global spending
2 U.S. Census Bureau, Current Population Survey / Housing Vacancy Survey, March 2021
3 AirDNA; Represents unique entire home listings on Airbnb and Vrbo as of June 2021
4 Represent Vacasa unit growth 2018 - April 2021

confidential and proprietary | 18

Vacasa is the only scaled end-t0-end platform in vacation rentals. Search & Discovery Demand Generation Booking & Payment Listing Optimization Dynamic Pricing Homeowner Tools Vertically- integrated Exclusive inventory Superior value proposition Asset-lite model Greater value capture Real Estate Analytics Management of Exclusive Inventory Property Setup Distributed Operations Deep 24/7 Support Multi- Channel Distribution Demand Supply confidential and proprietary | 19

Homeowners Vacasa creates value from homeowners, guests, and distribution partners. Trust & Safety Revenue-Maximizing Potential Visibility & Transparency Predictability Quality Care Ease of Use Highest Quality Reliability Safety & Security Know Before You Go Flexibility Ease of Use Exclusive Inventory Higher Ratings Greater Rent Per Unit More Nights Sold Improved Guest Experience Professional Partner Guests Distribution Partners confidential and proprietary | 20

Value proposition has driven tremendous growth. 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 $0 200 400 600 800 1,000 1,200 1,400 1,600 407 487 644 514 739 449 1,113 704 824 1,407 Nights Sold (thousands) 1Q19 $0 $100 $200 $300 $400 $500 $600 $113 $137 $200 $139 $201 $148 $394 $193 $246 $514 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 Gross Booking Value (millions) Nights sold (Quarterly) Bookings (Quarterly) confidential and proprietary | 21

Homeowner testimonials. Danielle M. - Rockaway Beach, Oregon “Having Vacasa manage [our home] for us has really given us the confidence to let it go... I just don't have any worries” Max W. - Miramar Beach, Florida “My main concern with buying a vacation home was the distance. We are so happy that Vacasa has taken care of [the] nitty-gritty details and made it really a worry-free experience for us” confidential and proprietary | 22

Villa of the Setting Sun - Sugarloaf Key, Florida Vacasa homeowner since 2021 Questions? confidential and proprietary | 23

Mike Xenakis, Chief Product Officer Product Overview

Our end-to-end tech platform is purpose-built for the full vacation rental lifecycle. In App Notifications On Guest Check-Out Ticketing System and Time Tracker Unit Based Instructions and Directions Operations Team Homeowners Guests Property Setup Smart Home Integration Listing Optimization Deep 24/7 Support Demand Generation Tech-Enabled End-to-End Frictionless Process Dynamic Pricing Improved Selection and Access Artificial Intelligence Machine Learning Smart Technology Vacasa Proprietary Technology confidential and proprietary | 25

We drive more guests to more homes through our channel partner routing system. Listings Data Iterative testing Pricing elasticity by partner A/B tests across our partner network Optimize contribution regardless of channel Distribution partner optimization A/B A/B A/B +100 independent booking sites Direct integration allows for rapid updates across channels Note: As of March 31,2021 confidential and proprietary | 26

Homeowners can earn more with our sophisticated pricing algorithm. Proprietary pricing data Sophisticated pricing algorithms Maximize Revenue per Available Night AI modeling for continual improvement NC - Cape Hatteras confidential and proprietary | 27

Itinerary pricing. 849 Million unique itineraries daily1 3.4 Billion total channel priced itineraries daily1 1. Based on activity in September 2021 confidential and proprietary | 28

We enable a frictionless experience for homeowners. Booking notifications Reviews Invoices Unblock requests Revenue forecasts Machine learning recommendations Profile detail Our portal and new mobile application keeps homeowners informed and engaged Our homeowner products aim to accelerate onboarding and maximize income confidential and proprietary | 29

We deliver guests a professional and consistent experience. Our Guest App is designed to drive superior engagement, satisfaction, extended stays and return stays Search On all major listing sites and Vacasa.com / Vacasa app Stay 24/7 support, service requests Book & pay Book instantly with payment plan options Access Smart lock, smart home Prepare Updates via email, text and guest app Ancillary services Loyalty program, customized home and local guides delivered in-app (Coming soon) confidential and proprietary | 30

The HomeCare Hub provides operations managers a complete picture of homes in the their portfolio. Home status House care assignments Staff optimization Vendor integration confidential and proprietary | 31

The Field App puts the power of the HomeCare Hub directly in the hands of our local operations teams. confidential and proprietary | 32

Jeff Flitton, Chief Technology Officer Technology Overview

The need for a purpose-built platform. confidential and proprietary | 34

Our purpose built-technology platform. Secure Designed with customer privacy and data security at top-of-mind Scalable Microservices architecture built to handle massive scale without sharding Cloud-native Built on the latest cloud technology, enabling organizational agility and seamless elasticity Dynamic Pricing Guest Experience Property Setup Prospecting and Acquiring Smart Home Homeowner Experience Field Services Booking & Payment Demand Generation Multi-Channel Distribution VRMS Vacation Rental Management System confidential and proprietary | 35

A product engineering organization built for delivery. Homeowner Experience Service Service Service Service confidential and proprietary | 36

Stone's Throw - Miramar Beach, Florida Vacasa homeowner since 2019 Questions? confidential and proprietary | 37

Rancho Gustavo - Palm Springs, California Vacasa homeowner since 2019 Break

Marketing Overview Allison Lowrie, Chief Marketing Officer

Mission: Maximize volume of new customers (guests & homeowners) focusing on the highest value and lowest cost. Metrics: Guest Growth, Owner Growth, ROAS by Marketing Channel, Site Conversion, Email Engagement. Mission: Retain existing customers while increasing engagement and maximizing lifetime value. Metrics: Owner Churn, Owner Engagement, Owner Satisfaction. Guest Repeat Use and Satisfaction. Mission: Build awareness, meaning, equity and consistency into the brand, thereby lifting overall performance of the business. Metrics: Brand Awareness, Consideration and Trust. Activating the marketing flywheel. 2 Customer Engagement 3 Brand 1 Unit Acquisition & Guest Demand Generation confidential and proprietary | 40

Demand has been growing across distribution channels. 1 Guest app launched in June 2019 Compelling direct booking site LTM Vacasa.com and mobile app visits1 9M 37M Q4'18 Q1'21 ~4x increase since Q4'18 Diverse, multi-channel distribution Last 12 months as of March 31, 2021 + over 100 others Direct 35% Booking channel partners 65% confidential and proprietary | 41

Our success has become a key contributor to the growth of the industry and our distribution partners. Source: AirDNA; Data represents entire home listings on Airbnb as of June 2020 and Vrbo as of March 2021 1 Top 10 markets based on Vacasa unit count for markets at least three years old, represent entire home listings 2 Airbnb listings as of June 2020 3 Vrbo listings as of March 2021 Vacasa % of listings2 Vacasa % of listings3 Myrtle Beach, SC Panama City Beach, FL Miramar Beach, FL Steamboat, CO Hilton Head, SC Fort Walton Beach, FL Coachella Valley, CA Breckenridge, CO Galveston, TX Destin, FL 16% 27% 27% 34% 19% 36% 8% 15% 47% 13% Myrtle Beach, SC Panama City Beach, FL Miramar Beach, FL Steamboat, CO Hilton Head, SC Fort Walton Beach, FL Coachella Valley, CA Breckenridge, CO Galveston, TX Destin, FL 11% 18% 13% 33% 13% 26% 11% 15% 24% 14% We manage a significant proportion of Airbnb and Vrbo listings in our top markets1 confidential and proprietary | 42

Source: AirDNA; Data represents entire home listings on Airbnb as of June 2020 and Vrbo as of March 2021 1 Average review rating based on normalized scale across Airbnb, Vrbo and Vacasa channel data We help to create higher performing inventory. Hilton Head, SC 8.8 6.1 Destin, FL 8.6 6.5 8.8 6.1 Galveston, TX Non-Vacasa Vacasa Average review rating1 Nights sold per listing: Non-Vacasa Vacasa Annual rent per listing ($K) Hilton Head, SC $38 $13 151 95 Destin, FL $31 $19 150 99 $29 $11 Galveston, TX 111 74 Greater rent per unit More nights sold Higher average review scores confidential and proprietary | 43

We are creating a seamless guest booking experience.


vacasa
Reservation
KENWOOD, CA
Villa Colibri
View the listing
CHECK-IN
Thu, Jan 09
4:00 PM
CHECK-OUT
Sun, Jan 12
11:00 AM
MANAGE YOUR TRIP
Guests
3 Guests
You may add up to 5 more guests
Rental agreement
Sign agreement
Please sign by Jan 2, 2020
Payment details
View receipt
Total cost: $1,266.64
Need help?
Visit our Help section. Still have questions?
Please reach out: xxxxxx.email@vacasa.com or
MacBook Pro

<1% of GBV spend on guest acquisition[1]


~20%
Paid (SEM)
~80%
Free and earned
(Direct, App, SEO,
Email, and other)

Vacasa channel traffic[2]

1 Spend estimate represents 2021E
2 Channel traffic reflects TTM as of March 31, 2021

confidential and proprietary | 44

Digital SEM, SEO, Display Internal team managing Search and Display advertising at large scale to strong ROI. Referrals Word of mouth referrals from Real Estate professionals, employees and current homeowners. Direct Mail Highly targeted direct mail program that identifies owners of short term rental properties. 100M impressions per month 1,000+ new live units year to date 7.5M+ mailers per year Supply acquisition marketing. confidential and proprietary | 45

Our proprietary data and AI engine drives intelligent supply acquisition. Identify Analyze proprietary and third-party data to catalog potential vacation rentals Predict Assess potential value to the Vacasa platform Target Prioritize and pursue highest value properties using flexible strategy Supply data Demand data Operational data Carto Map: Vacasa predictive scoring tool confidential and proprietary | 46

Owns 3 bedroom home in Breckenridge, Investment & Family Use, Prefers Email, Vacasa customer since 2019, likes to cook. Engagement marketing. Onboarding: Retention: Nurture/Value Creation: Welcome! “Welcome to Vacasa, here’s what to expect!” Year In Review “What a great year Matt, this year your Vacasa home has had 84 bookings and $75,947 of revenue” Milestones “Congratulations on your 100th booking! You have generated over $90K of rental income since you started working with Vacasa” Getting Started "We’ve set your nightly rates, now let’s create a description that turns browsing into booking. Your home is now ready for its close up, let’s take pictures!" Appreciation “Thank you for being part of Vacasa. Here is a voucher for you to enjoy at other Vacasa Homes on your next vacation!” Earning Opportunities “You have 45 nights blocked during high-demand periods in the next 90 days. Removing these blocks would generate an additional $10K in revenue”. Education "Meet our homecare team and learn how they care for your home" Advocacy “Spread the word and earn even more!” Guest Booking Notifications “Jessica just booked a stay for October 20-25th” confidential and proprietary | 47

Brand marketing: future state. confidential and proprietary | 48

Craig Smith, Chief Operating Officer Supply Acquisition

Scalable and flexible go-to-market strategy for growing our market position.



Supply data
Demand data
Operational data
Identify
Analyze proprietary and third-party data to catalog potential vacation rentals
Predict
Assess potential value to the Vacasa platform
Target
Prioritize and pursue highest value properties using flexible strategy

Individual

Modeling as ~3/4 of new supply[1]

- Homeowners in existing markets
- Multi-channel lead generation
- Machine learning-driven targeting

Portfolio

Modeling as ~1/4 of new supply[1]

- Enter new markets
- Build supply and density at faster rate
- Embedded upside potential

1 Reflects general forecast expectations through projection period, excluding opportunistic action

confidential and proprietary | 50

Our individual approach drives consistent, predictable growth in existing destinations. Marketing spend + outbound reps Predictable sales productivity ramp based on tenure leads to forward visibility Sales development reps Sales executives Deployed based on proprietary data to identify, predict, and target the highest value properties Qualify leads in local territories Close new homeowners based on deep local referral networks and qualified leads 0-3 months 3-6 months 6-12 months 12+ months New units signed per month1 Sales executive tenure 1 Company estimates based on internal data confidential and proprietary | 51

Large and compelling portfolio program opportunity. Over 23,000 property managers in the United States Identified over 350,000 homes managed by over 4,500 professional managers that we consider attractive to bring on to our platform Scaled platform drives revenue and creates cost synergies Homeowners income higher under Vacasa Technology tools and processes that simplify onboarding confidential and proprietary | 52

Per unit per year Gross rent to homeowner $18,6001 $27,280 (+) Fees to homeowner $3,0951 $0 (-) Commissions paid2 ($1,240) ($8,185) (-) Direct home care costs ($6,060)3 $0 Income $14,395 $19,095 (-) Labor (opportunity cost) ($10,400)4 $0 Economic benefit to homeowner $3,995 $19,095 1 Based on AirDNA data for individually managed whole home units in Vacasa markets, cross-referenced with Vacasa performance data 2 Assumes 7% commissions paid for illustrative FRBO based on average of Airbnb, Vrbo and Booking.com commission rates; assumes 30% commissions paid for Vacasa homeowner 3 Assumes 27 reservations per year based on 3.7 nights per reservation 4 Illustrative $20 per hour opportunity cost Homeowners can make significantly more profit when they switch to Vacasa from self-managing. Illustrative homeowner P&L view Illustrative FRBO confidential and proprietary | 53

Homeowners can make 20%+ more when they switch to Vacasa from other professional property managers.



Net revenue to homeowner per unit
+21%
$19,700
$23,800
Before Vacasa[1]
12-months prior to joining Vacasa
After Vacasa[1]
12-months after joining Vacasa
Nights sold per unit
117
154
~10%
Additional increase in year two after joining Vacasa[2]



Casa Vista Verde - Uvita, Puntarenas, Costa Rica

Vacasa homeowner since 2017

1 Reflects same store basis; Before Vacasa vs. After Vacasa metrics based on portfolio additions with an onboarding date from August 1, 2017 - January 1, 2019 and 12 months of history leading up to onboarding and at least 12 months of management by Vacasa after onboarding

2 Reflects same store basis total rent per homeowner per unit

confidential and proprietary | 54

Operations Overview Craig Smith, Chief Operating Officer

Our technology accelerates the onboarding process and empowers homeowners. Homeowner Matterport 3D tours Professionally written descriptions Owner-driven onboarding tool Best in class optimized listing Kitchen 01 Livingroom 05 Exterior Pool 03 confidential and proprietary | 56

Solving difficult logistics problems. confidential and proprietary | 57

Operations organization.

	Onboarding	Reservation service	Stay service	Property care	Owner service
	Field Ops, Housekeeping, Maintenance	Customer Experience		Field Ops, Housekeeping, Maintenance	
Frontline Teams	Homeowner Manager Housekeeping Maintenance Onboarding Specialist	Guest Services Reservation Sales	Reputation Management Homeowner Manager	Homeowner Manager Housekeeping Maintenance	Homeowner Manager Owner Acct. Services
Support Teams	Onboarding Specialist			Operations Support Quality & Design	Homeowner Success
Technology Advantages	Onboarding	Chat, Voice, Email, Reservation Management	Chat, Voice, Email, Reservation Management	HomeCare Hub Field App, Ticketing, Notification, Predicted Clean Time	Owner Portal, Onboarding

Field Ops Teams   Central Ops Teams

confidential and proprietary | 58

Advanced smart home technology throughout our portfolio will provide peace of mind for homeowners and elevate the guest experience. Smart thermostat Homeowners Guests Employees Security Home care and peace of mind Energy savings Network privacy Keyless entry Remote temperature control Dependable WiFi Local recommendations Remote support Check-in and check-out notifications Home care efficiencies Home WiFi Smart lock Noise detection confidential and proprietary | 59

The Field Application guides our local operations teams and enables them to deliver great service.

In app notifications on guest check-out

Ratings

Unit based instruction and directions


1:42
Schedule
Tickets
Profile
vacasa
Jessica Shepherd
← All Cleans
Share
POST-STAY
ORCBQ77 - Haystack Rock Vista- Q33
B2B
660 Oak St, Cannon Beach, OR 97110
Open Map
CLEAN STILL IN PROGRESS
Start
Today, 10:00am
Due
4:00pm
Prior Reservation
4 guests, 0 dogs
Predicted Clean Time
2h 37m
Access
Gate code: #3459
Lockbox: 5569
Backup: 2946 - Notify LOM and he will give to guest
Notes: Lobby doors are open from 9am - 6pm. During all other hours, enter door code #3459 on the key pad to the left of the lobby door to gain
ORPXQ75 - Rose City Chic - Q21 #427
3:09:01

Ticketing system

Time tracking

"Cleaned" unit photo verification

~15%

Decrease in average time to service a home since 2016[1]

~50%

Increase in reservations per home care staff[2]

200K+

Maintenance requests completed in trailing year[3]

Our field applications are key to driving operational efficiency at the market level

1 Reflects 2020 vs. 2016 for markets with market presence over time period
2 Top 30 markets by Vacasa unit count in 2021 with more than 1 home care staff in 2018 and 5 or more home care staff in 2021, represents increase from 2018 to March 2021
3 Represents trailing year ended March 31, 2021

confidential and proprietary | 60

Maison Du Lac - Three Lakes, Wisconsin Vacasa homeowner since 2019 Questions? confidential and proprietary | 61

Jamie Cohen, Chief Financial Officer Financial Overview

High growth driven by large industry opportunity and strong demand backdrop Vertically-integrated platform with differentiated offering allows for significant value capture Exclusive supply-side relationships and control of the experience creates strong forward revenue visibility Unit economics continue to improve with scale and technology Demonstrated ability to improve market-level economics with density Upfront investments in platform lead to additional operating leverage with scale Financial highlights. Vacasa HQ Portland, Oregon confidential and proprietary | 63

(Revenue % of Gross Bookings) Gross bookings ($M) Revenue ($M) 2019 $589 2019 $299 $935 2020 $492 2020 $1,588 2021E $757 2021E $2,028 2022E $1,002 2022E $2,645 2023E $1,300 2023E YoY Growth % YoY Growth % 59% 64% 53% 51% 70% 54% 48% 28% 32% 49% 30% 30% 49% Strong growth momentum with significant runway. confidential and proprietary | 64

Illustrative Vacasa direct transaction economics. Note: Excludes other revenue and home care services unrelated to transactions with guests Rent per night $175 (x) Nights sold 4 Total rent $700 (+) Taxes $60 (+) Guest and service fees $240 Gross Booking Value $1,000 Rent commission $210 (+) Guest and service fees $240 Total revenue $450 (-) Cost of revenue ($215) Adj. gross profit $235 Gross Booking Value (“GBV") build-up Gross profit build-up Vacasa keeps ~30% of total rent with ~70% going to homeowner ($490) Homeowner payout Guest and service fees offset care costs incurred by Vacasa confidential and proprietary | 65

1 LTV / CAC for adding a rental unit and excludes real estate and HOA revenue and costs 2 Fees include reimbursables 3 Allocated Ops & Support costs include customer experience and variable costs associated with local operations. Allocated Sales & Marketing costs include variable expenses such as guest advertising and listing fees 4 CAC reflects costs associated with adding an incremental individual unit including homeowner advertising and onboarding labor expense 5 LTV / CAC becomes ~5x if local market management costs that are fixed in nature (e.g., General Manager and Regional Director) are not allocated Our individual approach produces a compelling LTV / CAC. ($K) Average Annual Revenue / Property2 $23.2 Cost of Revenue $11.1 Allocated Adjusted Ops & Support3 $3.9 Allocated Adjusted Sales & Marketing3 $1.9 Contribution per Year $6.3 Estimated Lifetime 4.6 Years Lifetime Contribution $28.9 Cost to Acquire and Onboard4 $6.7 LTV / CAC (2021E) 4.3x5 LTV / CAC Framework1 LTV grows with higher revenue per unit, margin improvements and homeowner retention Managed acquisition cost to ensure strong LTV / CAC ratio confidential and proprietary | 66

Our portfolio transactions have an IRR of ~25%. Enter new markets with immediate scale Build market density at faster rate to increase margins Gain high performing inventory that are often seasoned rentals Drive immediate value creation through income uplift on new units Total investment1 ($K) Cumulative contribution2 ($K) $6 Note: Assumes 4.6 year estimated lifetime consistent with historical churn 1 Total investment per unit assumes 1.5x seller’s 2021E average net revenue of ~$15,600 per unit, discounted 10% for negotiated contingencies 2 Reflects projected contribution per unit for 2021E portfolio additions Key benefits of portfolio strategy 25% IRR over ~5 years Illustrative return per home onboarded via portfolio approach Year 1 $14 Year 2 $22 Year 3 $30 $35 Year 4 Year 5 ($21) confidential and proprietary | 67

1 Market-level contribution as a percentage of Net Rent and Fees only includes revenue and costs that can be directly tied to individual units within each market; Includes home care expenses, merchant service fees, direct and allocated local operations and central customer service support costs and listing fees and excludes non-vacation rental service revenue streams and associated costs 2 Percentage of markets in each category may not sum to 100% due to rounding 3 Top tenured markets reflects Best 25 markets with 7+ years of tenure; Best 25 markets based on unit count as of December 31,2020, excludes markets with no Vacasa presence in 2018 or significant Wyndham integration impact in 2020 Market-level economics improve with density and tenure. 150-250 37% 0-150 29% 41% >250 46% Top tenured markets3 150-250 0-150 30% 29% 41% 60% 28% 12% >250 2018 2020 Market-level contribution by units in market1 Percentage of markets in each category2 Same-store markets with Vacasa presence in both 2018 and 2020 Contribution as % of net rent and fees confidential and proprietary | 68

Our best markets are already operating at above 40% contribution.



Best 25 markets[1]
Sorted on high to low contribution as % of net rent and fees[2]
53%
2020 median: 41%
2018 median: 28%
Markets
A
B
C
D
E
F
G
H
I
J
K
L
M
N
O
P
Q
R
S
T
U
V
W
X
Y

1 Best 25 markets based on unit count as of December 31,2020, excludes markets with no Vacasa presence in 2018 or significant Wyndham integration impact in 2020; chart sorted on high to low contribution as % of net rent and fees
2 Market-level contribution as a percentage of Net Rent and Fees only includes revenue and costs that can be directly tied to individual units within each market; Includes home care expenses, merchant service fees, direct and allocated local operations and central customer service support costs and listing fees and excludes non-vacation rental service revenue streams and associated costs

confidential and proprietary | 69

1 Reflects units onboarded in corresponding year; U.S. and Canada only 2 Represents average first full year revenue retention for 2014-2018 cohorts 3 LTM data as of April 30, 2021 Exclusive relationships and control of the calendar drive strong revenue visibility. ~90% annual revenue retention2 Asset-lite model allows for value capture with no balance sheet risk ~80% revenue generated from prior year cohorts 2014 2015 2016 2017 LTM3 2018 2019 2020 2021 2020 2019 2018 2017 2016 2015 2014 Cohort: Net rent and fees revenue by cohort1 confidential and proprietary | 70

Financial snapshot - Annual. ($M unless otherwise noted) 2019 2020 2021E 2022E 2023E Nights Sold (000s) 2,052 3,005 4,983 6,353 8,190 Gross Booking Value (GBV) $589 $935 $1,588 $2,028 $2,645 GBV Per Night Sold ($) $287 $311 $319 $319 $323 Revenue $299 $492 $757 $1,002 $1,300 YoY Growth % - 64% 54% 32% 30% Adj. Cost of Revenue 164 256 383 480 604 Adj. Gross Profit $135 $236 $374 $522 $696 Adj. Operations & Support 79 114 165 209 250 Adj. Technology & Development 17 25 39 55 89 Adj. Sales & Marketing 71 78 158 232 279 Adj. General & Administrative 35 53 62 68 78 Adj. EBITDA ($66) ($35) ($49) ($42) $0 Adj. EBITDA Margin (22%) (7%) (7%) (4%) 0% Note: TurnKey financials included starting April 1, 2021; The forecast periods were not updated to reflect Q2’21 actual results or Q3’21 guidance. Reflects Non-GAAP metrics confidential and proprietary | 71

Financial snapshot - Quarterly. ($M, unless otherwise noted) Q1’20 Q2’20 Q3’20 Q4’20 Q1’21 Q2’21E Q2’21A Q3’21E Q4’21E KPIs Nights Sold (000s) 739 449 1,113 704 824 1,512 1,407 1,687 971 Gross Bookings (GBV) $201 $148 $394 $193 $246 $478 $514 $583 $281 GBV per Night Sold ($) $271 $330 $354 $274 $298 $316 $365 $346 $290 Revenue $113 $83 $186 $109 $129 $220 $238 $258 $150 YoY Growth % 113% 25% 91% 33% 14% 164% 185% 38% 38% Adj. Cost of Revenue 63 42 83 69 76 114 118 112 81 Adj. Gross Profit $51 $42 $103 $40 $54 $106 $119 $146 $69 Adj. Operations & Support 30 21 34 29 30 44 47 47 44 Adj. Technology & Development 8 4 6 7 7 10 11 11 11 Adj. Sales & Marketing 26 13 22 17 25 42 39 48 42 Adj. General & Administrative 12 10 15 16 15 16 16 14 16 Adj. EBITDA ($25) ($6) $25 ($29) ($24) ($7) $6 $26 ($45) Adj. EBITDA Margin (22%) (8%) 14% (27%) (18%) (3%) 3% 10% (30%) Note: TurnKey financials included starting April 1, 2021; The forecast periods were not updated to reflect Q2’21 actual results or Q3’21 guidance. Reflects Non-GAAP metrics confidential and proprietary | 72

Revenue $238M Net Income ($20M) Adj. EBITDA $6.5M Nights Sold 1.4M GBV $514M Revenue $300M - $310M Adj. EBITDA $35M - $40M Note: Q2’21 results and Q3’21 guidance were provided in our Q2’21 Shareholder Letter which can be accessed at www.vacasa.com/investors. From time to time when presenting forward-looking non-GAAP metrics, we are unable to provide quantitative reconciliations to the most closely correlated GAAP measure due to the uncertainty in the timing, amount or nature of any adjustments, which could be material in any period. Q2’21 results and Q3’21 guidance. Compared to original forecast of $220M Compared to original forecast of $258M Compared to original forecast of ($7M) Compared to original forecast of $26M Q2’21 Results Q3’21 Guidance confidential and proprietary | 73

Long-term margin framework. (% of Revenue) 2021E 2023E Long-term Target Adj. Gross Profit Margin 49% 54% 54-58% Adj. Operations & Support Cost 22% 19% 14-16% Adj. Technology & Development Cost 5% 7% 4-6% Adj. Sales & Marketing Cost 21% 21% 10-13% Adj. General & Administrative Cost 8% 6% 4-5% Adj. EBITDA Margin (7%) 0% 18-22% Market-level density and technology improve local operations efficiency Portfolio scale and technology-driven optimization Investment in technology boosts efficiencies while enabling value proposition and increased value capture Efficient sales and marketing powered by data advantage Largely fixed cost results in potential for significant margin expansion with growth Key Drivers Note: Cost items are exclusive of depreciation and amortization of intangibles. Reflects Non-GAAP metrics confidential and proprietary | 74

Existing domestic markets Grow footprint and increase density in existing markets to achieve further economies of scale Optimize existing supply Continue platform innovation and add new features to expand technology advantage, operational efficiency, and revenue per unit New domestic markets Establish foothold in new domestic markets, utilizing AI models to identify and prioritize existing and likely rentals International expansion Selectively enter attractive international markets in Europe and the Americas Homeowner adjacencies Leverage position “in the home” for monetization of adjacent services such as real estate and additional homeowner services Elevated guest experience Invest in brand and expand in-destination services offering such as concierge and experiences Multiple vectors to drive sustainable growth. Medium-to long-term Immediate confidential and proprietary | 75

Karl Peterson, TPG Pace Group Transaction Details

Defining Vacasa’s public comparables. Leading DTC vacation rental booking platform Driving growth and awareness in vacation rentals Innovative listing and booking technology and services Similar growth and end-market drivers to Vacasa Vacation Rentals Industry disruptors unlocking new and unique supply End-to-end tech platforms creating value for marketplace participants Local market network effects Similar growth and margin profiles to Vacasa Local Marketplaces Established travel sector leaders Leading booking engines and sources of vacation rental demand Non-exclusive supply with high TAC dynamics Mature financial profiles that are lower growth than Vacasa Online Travel confidential and proprietary | 77

Comparable company benchmarking. EV / 2022E Gross Profit1 EV / 2022E Revenue 7x 4x 21x 16x 26x 14x 2x Median: 13x 7x 7x 3x 3x Source: Capital IQ as of September 27, 2021, Management estimates Note: Companies sorted by market cap within category; Vacasa multiples based on enterprise value of $3,740M 1 Vacasa metric represents adjusted gross profit 2 Homes and Mortgages segment represents approximately 76% of estimated revenue ($7.4B) and approximately 80% of estimate revenue ($11.1B) in 2022 and 2023, respectively, per Bloomberg consensus 8x 15x Median: 18x 2 11x confidential and proprietary | 78

Transaction Agreement Executed Transaction Announced Preliminary Proxy Materials Filed with the SEC Mail Final Proxy Materials to TPG Pace Shareholders Set Record Date for TPG Pace Shareholders Vote Hold TPG Pace Shareholder Vote and Close Transaction Anticipated transaction timeline. July 2021 August 2021 Q4 2021 Westgate - Trinidad, California Vacasa homeowner since 2019 confidential and proprietary | 79

Villa Colibri - Kenwood, California Vacasa homeowner since 2020 Questions?

Appendix confidential and proprietary | 81

Adjusted gross profit reconciliation. ($M) Q1’20 Q2’20 Q3’20 Q4’20 Q1’21 Q2’21 2019 2020 Revenue $113.4 $83.3 $186.1 $108.9 $129.4 $237.6 $299.3 $491.8 (-) Cost of Revenue 62.8 41.6 82.7 69.0 75.6 118.4 164.5 256.1 (+) Restructuring 0.2 0.1 - 0.3 - - - 0.5 Adj. Gross Profit $50.8 $41.8 $103.4 $40.2 $53.8 $119.2 $134.8 $236.2 confidential and proprietary | 82

Adjusted opex reconciliations. ($M) Q1’20 Q2’20 Q3’20 Q4’20 Q1’21 Q2’21 2019 2020 Operations & Support GAAP $ 31.4 $ 21.1 $ 34.7 $ 29.0 $ 30.3 $47.1 $ 78.8 $ 116.2 (-) SBC - - 0.2 0.0 0.0 0.0 - 0.3 (-) Restructuring 1.1 0.4 - 0.2 - - - 1.6 (-) One-time Expense - - - - - - - - Non-GAAP $ 30.3 $ 20.7 $ 34.5 $ 28.8 $ 30.3 $47.0 $ 78.8 $ 114.3 Technology & Development GAAP $ 8.5 $ 4.1 $ 6.8 $ 7.6 $ 7.5 $11.1 $ 16.9 $ 27.0 (-) SBC - - 0.4 0.2 0.2 0.2 - 0.6 (-) Restructuring 0.8 0.3 - - - - - 1.0 (-) One-time Expense - - - - - - - - Non-GAAP $ 7.8 $ 3.8 $ 6.4 $ 7.3 $ 7.3 $11.0 $ 16.9 $ 25.3 confidential and proprietary | 83

Adjusted opex reconciliations (cont’d). ($M) Q1’20 Q2’20 Q3’20 Q4’20 Q1’21 Q2’21 2019 2020 Sales & Marketing GAAP  $ 26.7  $ 13.6  $ 22.4  $ 17.2  $ 25.5 $39.2 $ 70.6  $ 80.0 (-) SBC - - 0.1 0.3 0.2 0.4 - 0.4 (-) Restructuring 0.9 0.3 - - - - - 1.2 (-) One-time Expense - - - - - - - - Non-GAAP $ 25.8 $ 13.3 $ 22.3 $ 17.0 $ 25.3 $38.8 $ 70.6 $ 78.4 General & Administrative GAAP $ 12.3 $ 11.4 $ 15.2 $ 18.6 $ 21.4 $18.9 $ 36.3 $ 57.6 (-) SBC 0.0 0.7 0.5 0.9 0.4 1.6 0.1 2.1 (-) Restructuring 0.8 0.3 - 1.4 0.2 - - 2.4 (-) One-time Expense - - - - 6.2 1.3 1.3 - Non-GAAP $ 11.6 $ 10.4 $ 14.8 $ 16.3 $ 14.6 $16.0 $ 34.9 $ 53.1 confidential and proprietary | 84

1 Includes FX Loss/Gain, Other Gains/Losses and Fair Value Adjustment on Warrants 2 Related to convertible note anticipated to convert in context of public listing 3 Reflects continuation of current employee stock compensation program Adjusted EBITDA reconciliation. ($M) Q1’20 Q2’20 Q3’20 Q4’20 Q1’21 Q2’21 2019 2020 GAAP Net Income (Loss) ($36.9) ($19.5) $9.4 ($45.3) ($49.3) ($19.9) ($84.9) ($92.3) Add: Provision for Income Taxes (0.1) (0.1) (0.1) (0.1) (0.0) (0.1) (0.1) (0.3) Add: Other Income / Expense, Net1 0.3 1.1 3.0 1.4 6.7 3.6 3.4 5.7 Add: Interest Expense2 0.2 1.4 3.1 3.1 2.8 3.1 1.2 7.9 Add: Interest Income (0.3) (0.0) (0.0) (0.0) - (0.0) (1.0) (0.4) Add: Depreciation Expense 3.6 3.8 3.9 4.1 4.1 4.2 5.7 15.5 Add: Amortization of Intangibles 4.8 4.9 4.8 4.3 4.7 12.1 8.0 18.8 Add: Stock-based Compensation3 0.0 0.7 1.2 1.5 0.8 2.2 0.1 3.3 Add: Restructuring Charges 3.6 1.3 - 1.8 0.2 0.0 - 6.8 Add: One Time Acquisition Costs - - - - 6.2 1.3 1.3 - Adjusted EBITDA ($24.8) ($6.4) $25.4 ($29.2) ($23.7) $6.5 ($66.4) ($35.0) confidential and proprietary | 85

Note: The forecast periods were not updated to reflect Q2’21 actual results or Q3’21 guidance. 1 Operating cash flow includes change in restricted cash, which represents ~50% of change in deferred revenue 2 Includes costs associated with internally developed software. 3 Adj. Free Cash Flow = Operating Cash Flow less Capex Adjusted free cash flow. ($M) Q1’20 Q2’20 Q3’20 Q4’20 Q1’21 Q2’21 2019 2020 2021E 2022E 2023E Operating Cash Flow1 ( $32.6) $144.4 ($74.1) ($40.1) $144.1 $160.3 ($35.5) ($2.4) ($17.1) $8.9 $45.7 Less: Capex2 4.3 2.2 1.8 1.2 1.6 3.2 19.1 9.5 12.6 16.0 24.5 Adj. Free Cash Flow3 ( $36.9) $142.2 ($75.9) ($41.3) $142.5 $157.1 ($54.6) ($11.9) ($29.7) ($7.1) $21.1 Net Cash Paid for Business Combinations 5.4 2.7 1.3 3.6 8.0 5.8 124.2 13.0 99.7 95.7 99.5 Asset-lite model with high FCF conversion driven by low capex requirements and upfront collection of gross bookings with homeowner payout occurring after the stay takes place driving deferred revenue flywheel as the business grows Significant opportunity to continue portfolio strategy and acquisitions to fuel value-accretive growth confidential and proprietary | 86

Gross Booking Value (“GBV”) / Gross Bookings: Gross Booking Value ("GBV") represents the dollar value of bookings from our channel partners as well as those booked directly on our platform related to Nights Sold during the period and cancellation fees for bookings cancelled during the period. GBV is inclusive of amounts charged to guests for rent, fees, and the estimated taxes a guest pays. Nights Sold: Nights Sold represents the total number of nights for which the guest stay has occurred during the period. Units / Listings / Homes: Units / Listings / Homes are properties that are displayed and bookable on our platform and through our channel partners, with no indication of a pending termination as of the end of a given period, for which we manage marketing and booking, reservations, payments, customer service, home care, compliance and other such services. Revenue: Our revenue is primarily generated from vacation rental services in which we act as the exclusive agent on the homeowners' behalf to facilitate the reservation transaction between guests and owners. We earn commission revenue on the nightly rate and other reservation-related fees charged to the guest. We also earn revenue from home care solutions offered directly to our homeowners such as home improvement and repair services for a separately agreed upon fee. In addition, we provide real estate brokerage services and residential management services to community and homeowner associations. The purpose of these services is to attract and retain homeowners as customers of our vacation rental services. Net Rent & Fees: Net Rent and Fees is calculated as Rent Revenue + Fee Revenue - Payments to Homeowners. Market-Level Contribution: Market-Level Contribution as a percentage of Net Rent and Fees only includes revenue and costs that can be directly tied to individual units within each market; Includes home care expenses, merchant service fees, direct and allocated local operations and central customer service support costs and listing fees and excludes non-vacation rental service revenue streams and associated costs. Markets: We have operations in 100+ markets, defined as regions with local field operations that typically encompass over 20 units in a serviceable area with less than a one hour driving- distance diameter. Destinations: We have a sales presence in 400+ destinations, defined as areas in which there are enough units available to target for growth. Glossary. confidential and proprietary | 87

Risks Related to Vacasa’s Business & Industry: • We have incurred net losses in each year since inception, and we may not be able to achieve profitability. • Our business and operations have experienced rapid growth, and if we do not appropriately manage this growth and any future growth, or if we are unable to improve our systems, processes and controls, our business, results of operations, financial condition and prospects will be adversely affected. • Our recent growth may not be indicative of our future growth, and we may not be able to sustain a similar revenue growth rate in the future. Our recent growth also makes it difficult to evaluate our current business and future prospects and may increase the risk that we will not be successful. • If we are unable to attract new vacation rental homeowners to our platform and maintain relationships with existing vacation rental homeowners, or if homeowners reduce the availability of their homes on our platform, our business, results of operations, and financial condition would be materially adversely affected. • If we are unable to add new guests and retain existing guests, our business, results of operations, and financial condition would be materially adversely affected. • Bookings through our distribution partners account for a significant portion of our revenue, and if we are unable to maintain our relationships with our existing distribution partners and develop and maintain successful relationships with additional distribution partners, our business, results of operations, and financial condition would be materially and adversely affected. These relationships also subject us to certain risks. • Any further and continued decline or disruption to the travel and hospitality industries or economic downturn would materially adversely affect our business, results of operations, and financial condition. • Our continued growth depends, in part, on our ability to consummate portfolio transactions on favorable terms and to effectively manage the risks associated with these transactions. • The failure to successfully execute and integrate strategic acquisitions at our historical rate and at acceptable prices, and to enter into other strategic transactions and relationships that support our long-term strategy, could materially adversely affect our business, results of operations, and financial condition, as well as our ability to grow our business. These strategic transactions and relationships also subject us to certain risks. • Our failure to raise additional capital or generate the significant capital necessary to expand our operations and invest in new offerings could reduce our ability to compete and could adversely affect our business. • The business and industry in which we participate are highly competitive, and we may be unable to compete successfully with our current or future competitors • The COVID-19 pandemic and the impact of actions to mitigate the COVID-19 pandemic have materially adversely impacted and will continue to materially adversely impact our business, results of operations, and financial condition. • We may experience significant fluctuations in our results of operations from quarter to quarter and year to year as a result of seasonality and other factors, which make it difficult to forecast our future results. • Demand for vacation rental properties has increased in recent periods compared to demand for other forms of accommodations, and we cannot guarantee that this trend will continue once the COVID-19 pandemic subsides. • Our customer support function is critical to the success of our platform, and any failure to provide high-quality service could affect our ability to retain our existing homeowners and guests and attract new ones. • Our business depends on our ability to attract and retain capable management and employees, and if we lose any of our key personnel, or if we are unable to attract, retain and motivate a sufficient number of skilled personnel, our business, results of operations, and financial condition could be materially adversely affected and we may be unable to execute our growth strategy. • We may face increased personnel costs or labor shortages that could slow our growth and adversely affect our business, results of operations and financial condition. • Maintaining and enhancing our brand and reputation is critical to our growth, and negative publicity could damage our brand and thereby harm our ability to compete effectively, and could materially adversely affect our business, results of operations, and financial condition. • Owner, guest, or third-party actions that are criminal, violent, inappropriate, or dangerous, or fraudulent activity, may undermine the safety or the perception of safety of our services, affect our ability to attract and retain homeowners and guests and materially adversely affect our reputation, business, results of operations, and financial condition. • Measures that we are taking to improve the trust and safety of our platform may cause us to incur significant expenditures and may not be successful. • We rely on traffic to our platform to grow revenue, and if we are unable to drive traffic cost-effectively, it would materially adversely affect our business, results of operations, and financial condition. • If we are unable to expand our international operations and manage the risks presented by our business model internationally, our business, results of operations, and financial condition would be materially adversely affected. • Our failure to properly manage funds held on behalf of customers could materially adversely affect our business, results of operations, and financial condition. • Because we recognize revenue during the guest stay and not at booking, upticks or downturns in bookings are not immediately reflected in our results of operations. • We track certain operational metrics, which are subject to inherent challenges in measurement, and real or perceived inaccuracies in such metrics may harm our reputation and materially adversely affect our stock price, business, results of operations, and financial condition. • Our efforts to create new offerings and initiatives are costly, and if we are unable to successfully pursue such offerings and initiatives, we may fail to grow, and our business, results of operations, and financial condition would be materially adversely affected. • We face possible risks associated with natural disasters and the physical effects of climate change, which may include more frequent or severe storms, hurricanes, flooding, rising sea levels, shortages of water, droughts and wildfires, any of which could have a material adverse effect on our business, results of operations, and financial condition. • The coverage afforded under our insurance policies may be inadequate for the needs of our business or our third-party insurers may be unable or unwilling to meet our coverage requirements, which could materially adversely affect our business, results of operations, and financial condition. • We are subject to payment-related fraud and an increase in or failure to deal effectively with fraud, fraudulent activities, fictitious transactions, or illegal transactions would materially adversely affect our business, results of operations, and financial condition. • We rely on third-party payment service providers to process payments made by guests and certain payments made to homeowners on our platform. If these third-party payment service providers become unavailable or we are subject to increased fees, our business, results of operations, and financial condition could be materially adversely affected. • We are subject to payment network rules and any material modification of our payment card acceptance privileges could have a material adverse effect on our business, results of operations, and financial condition. • Our focus on the long-term best interests of our company and our consideration of all of our stakeholders, including our stockholders, homeowners, guests, employees, the communities in which we operate, and other stakeholders that we may identify from time to time, may conflict with short- or medium-term financial interests and business performance, which may negatively impact the value of Vacasa Class A Common Stock. Risk factors. confidential and proprietary | 88

Risks Related to Information Technology, Intellectual Property, Data Security and Data Privacy • If we fail to comply with federal, state, and foreign laws relating to privacy and data protection, we may face potentially significant liability, negative publicity, an erosion of trust, and increased regulation could materially adversely affect our business, results of operations, and financial condition. • If we or our third-party service providers fail to prevent data security breaches, there may be damage to our brand and reputation, material financial penalties, and legal liability, along with a decline in use of our platform, which would materially adversely affect our business, results of operations, and financial condition. • We rely primarily on Amazon Web Services to host and deliver our platform, and on a number of other third-party service providers in connection with other key aspects of our platform and operations, and any interruptions or delays in services from these third parties could impair the delivery of our platform and services, and materially adversely affect our business, results of operations, and financial condition could be materially adversely affected. • Our platform is highly complex, and any undetected errors could materially adversely affect our business, results of operations, and financial condition. • System capacity constraints, system or operational failures, or denial-of-service or other attacks could materially adversely affect our business, results of operations, and financial condition. • The continued proliferation of devices and platforms other than desktop computers creates challenges. If we are unable to operate effectively on these platforms, our business, results of operations, and financial condition could be materially adversely affected. • If we are unable to adapt to changes in technology and the evolving demands of homeowners and guests, our business, results of operations, and financial condition could be materially adversely affected. • If we do not adequately protect our intellectual property and our data, our business, results of operations, and financial condition could be materially adversely affected. • We have been, and may in the future be, subject to claims that we or others violated certain third-party intellectual property rights, which, even where meritless, can be costly to defend and could materially adversely affect our business, results of operations, and financial condition. • Our use of “open source” software could adversely affect our ability to offer our platform and services and subject us to costly litigation and other disputes. Risks Related to Other Legal, Regulatory and Tax Matters • Laws, regulations, and rules that affect the short-term rental business have limited and may continue to limit the ability or willingness of homeowners to rent through Vacasa and expose our homeowners or us to significant penalties, which have had and could continue to have a material adverse effect on our business, results of operations, and financial condition. • We are subject to a wide variety of complex, evolving, and sometimes inconsistent and ambiguous laws and regulations that may adversely impact our operations and discourage homeowners and guests from using our services, and that could cause us to incur significant liabilities including fines and criminal penalties, which could have a material adverse effect on our business, results of operations, and financial condition. • We rely on a mix of independent contractors and employees to provide operational services to us, and any potential reclassification of independent contractors as deemed employees could adversely affect our business, results of operations and financial condition. • We are subject to regulatory inquiries, litigation, and other disputes from time to time which have in the past materially adversely affected, and may in the future materially adversely affect, our business, results of operations, and financial condition. • We could face liability for information or content that is on, or accessible through, our platform. • We are subject to governmental economic and trade sanctions laws and regulations that limit the scope of our offering. Additionally, failure to comply with applicable economic and trade sanctions laws and regulations could subject us to liability and negatively affect our business, results of operations and financial condition. • We have operations in countries known to experience high levels of corruption and any violation of anti-corruption laws could subject us to penalties and other adverse consequences. • Uncertainty in the application of taxes to our homeowners, guests, or platform could increase our tax liabilities and may discourage homeowners and guests from conducting business on our platform. • We may have exposure to greater than anticipated tax liabilities. • Changes in tax laws or tax rulings could materially affect our business, results of operations, and financial condition. • Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited. General Risk Factors • We will incur significant expenses as a result of being a public company, which could materially adversely affect our business, results of operations, and financial condition. • Failure to establish and maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and stock price. • The failure to successfully implement and maintain accounting systems could materially adversely impact our business, results of operations, and financial condition. • Our results of operations and financial condition could be materially adversely affected by changes in accounting principles. • The estimates of market opportunity and forecasts of market growth included in this proxy statement/prospectus may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, our business could fail to grow at similar rates, or at all. • If industry or financial analysts do not publish research or reports about our business, or if they issue inaccurate or unfavorable research regarding Vacasa Class A Common Stock, the market price and trading volume of Vacasa Class A Common Stock could decline. • Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud. • If our estimates or judgments relating to our critical accounting policies are based on assumptions that change or prove to be incorrect, our results of operations could fall below the expectations of securities analysts and investors, resulting in a decline in the trading price of Vacasa Class A Common Stock. Risk factors. confidential and proprietary | 89

confidential and proprietary | 90